VEHIKO, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2021

VEHIKO, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

CONTENTS

Berkow,
Schechter
& Company LLP

Certified Public Accountants

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Vehiko, Inc. Management:

We have reviewed the accompanying financial statements of Vehiko, Inc., which comprise the Balance Sheet as of December 31, 2021 and the corresponding Statement of Operations and Statement of Stockholders' Equity for the year ended December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants (AICPA). Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Berkow, Schechter & Company LLP

Berkow, Schechter & Company LLP

Stamford, Connecticut
April 25, 2022

VEHIKO, INC
BALANCE SHEET
AS OF DECEMBER 31, 2021

ASSETS:		
Current Assets:		
Cash	$	859
Non Current Assets:		
Property and equipment, net		1,788
Intangible assets, net		31,157
TOTAL ASSETS	$	33,804
LIABILITIES:		
Current Liabilities:		
Accounts payable		1,764
Non Current Liabilities:		
Notes payable		48,248
TOTAL LIABILITIES	$	50,012
STOCKHOLDERS' EQUITY		
Common stock, $0.001 par value, 1,000,000 shares authorized; 750,000 issued and outstanding		750
Accumulated defecit		(16,958)
Total Stockholders' Equity		(16,208)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	33,804

VEHIKO, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES:		
Affiliate revenue	$	11
Total Revenues		11
EXPENSES:		
Advertising and promotion		15,696
Bank service charges		115
Meals and entertainment		44
Telephone		449
Printing		75
Computer software		396
Equipment loan interest		194
Total Expenses		16,969
NET LOSS	$	(16,958)

VEHIKO, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock	Accumulated Defecit	Treasury Stock
Balance, Janaury 1, 2021	$ -	$ -	$ -
Contributions	750	-	-
Net loss	-	(16,958)	-
Balance, December 31, 2021	$ 750	$ (16,958)	$ -

NOTE 1 - NATURE OF ORGANIZATION

Vehiko ("the Company") is a sales automation software and web integration tool with "AI functionalities" that brings car buyers and franchised new car dealerships into a unified digital marketplace to increase franchised car dealerships' sales pipeline

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared using the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Balance Sheet Classification

A one-year time period is used as the basis for classifying all current assets and current liabilities.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property, Plant, and Equipment

Expenditures for property and equipment are capitalized at cost. Purchases of $1,000 or more are capitalized as incurred. Repairs and maintenance to existing facilities are expensed as incurred. Property and equipment are depreciated using the straight-line method based on the estimated useful lives of the assets.

Intangible Assets

Intangible assets are amortized on a straight-line basis over their estimated useful lives.

Revenue Recognition

The Company recognizes revenue at a point in time, when they have satisfied their performance obligations, which is when the underlying services have been provided.

NOTE 3 - STOCKHOLDERS' EQUITY

No stock was issued, nor dividends paid for the period under review.

NOTE 4 - SUBSEQUENT EVENTS

In accordance with FASB ASC 855, the Company has evaluated subsequent events through April 25, 2022, the date of which these financial statements were available to be issued. No events have occurred subsequent to the balance sheet date through April 25, 2022, that would require adjustment or disclosure in the financial statements.